Exhibit 99.1

Company Contact Information:	External Investor Relations Contacts:
Gil Efron, CFO	Ehud Helft / Kenny Green
Tel: +972 8 861 0000	Tel: 1 646 201 9246
investors@rrsat.com	info@gkir.com

For Immediate Release

RRSAT PRESENTS 31% INCREASE IN ADJUSTED NET INCOME IN
SECOND QUARTER 2008; INCREASES ANNUAL GUIDANCE

Revenues increase 30% to a record $19.1 million; Backlog reaches record $174 million

OMER, Israel – July 31, 2008 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a rapidly growing provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, today announced its financial results for the three months ended June 30, 2008.

Second Quarter Highlights
■	Revenues increased 30% year-over-year, reaching $19.1 million
■	Gross margin increases to 32.4%; operating margin reaches 18.6%
■	Adjusted net income increased 31% year-over-year, reaching $3.6 million (GAAP net income, $3.3 million)
■	Backlog as of June 30, 2008, reached record level of $174 million

Second Quarter 2008 Results:
Revenues for the second quarter of 2008 totaled a record $19.1 million, an increase of 30% compared to $14.7 million in the second quarter of 2007 and an increase of 7% compared to $17.8 million in the prior quarter.

Backlog of signed agreements, as of June 30, 2008, reached a record $174.0 million, a further increase of $15.2 million from the $158.8 million backlog of signed agreements as of March 31, 2008.

Operating income for the second quarter of 2008 totaled $3.6 million, a 12% increase compared to $3.2 million in the second quarter of 2007, and a 19% increase compared to $3.0 million in the prior quarter.

Adjusted net income for the second quarter of 2008 totaled $3.6 million, an increase of 31% compared to $2.7 million in the second quarter of 2007, and an increase of 5% compared to $3.4 million in the prior quarter. Adjusted net income per diluted share totaled $0.20, compared to $0.16 in the second quarter of 2007 and $0.20 in the prior quarter.

Net income on a GAAP basis for the second quarter of 2008 was $3.3 million, compared to $2.6 million, in the second quarter of 2007 and $2.6 million in the prior quarter. Net income per diluted share on a GAAP basis was $0.19, compared to $0.15 in the second quarter of 2007 and $0.15 in the prior quarter.

Adjusted EBITDA for the second quarter of 2008 totaled $4.6 million, an increase of 15% compared to $4.0 million in the second quarter of 2007, and an increase of 15% compared to $4.0 million in the prior quarter.

Cash, cash equivalents and marketable securities as at June 30, 2008 were $56.0 million, compared with $65.5 million as at March 31, 2008. During the quarter, the Company generated $5.4 million in operating cash flow. Cash was used for a dividend payment in June of $5.5 million and $8.3 million for acquisitions.

David Rivel, CEO of RRsat commented, “The second quarter of 2008 was another strong quarter, particularly in terms of revenues while improving our profitability, back to the ranges we expect. Furthermore, we continued to generate healthy cash flow, which will support our expansion strategy. Our backlog grew strongly, again to record levels offering us continued strong visibility for the coming years. In addition, we closed the acquisition of the Hawley teleport that will contribute to our growth in 2009 and beyond.”

“Looking ahead, we expect 2008 to be stronger than our earlier expectations and we therefore increase our annual revenue guidance to between $77 and $78 million. We also introduce third quarter revenue guidance between $19.7 and $20.3 million,” concluded Mr. Rivel.

Conference Call Information
Conference call scheduled later today, July 31, 2008 at 09:00 am ET (06:00 am PT; 02:00 pm UK Time; 04:00 pm Israel Time). On the call, Mr. David Rivel, Founder & CEO and Mr. Gil Efron, CFO will review and discuss the results and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-800-994-4498	UK Dial-in Number: 0-800-404-8418
Israel Dial-in Number: 03-918-0610	International Dial-in Number: +972 3 918 0610

A replay of the call will be available from the day after the call. The link to the replay will be accessible from RRsat’s website at: www.RRsat.com.

In addition, a telephone replay will be available for two days following the call. To access the telephone replay dial one of the following numbers:

1-888-269-0005 (US) and +972-3-925-5943 (International).

Use of Non- GAAP Financial Measures
RRsat uses two financial measures, adjusted net income and adjusted EBITDA, which are non-GAAP financial measures. RRsat believes that both non-GAAP financial measures are principal indicators of the operating and financial performance of its business. Adjusted net income is calculated based on the net income in our financial statements excluding non-cash equity-based compensation charges recorded in accordance with SFAS 123R, the non-cash income (loss) reflecting changes in the fair value of embedded currency conversion derivatives resulting from the application of SFAS 133, and the resulting income tax (increase) decrease.

Adjusted EBITDA is calculated by deducting from net income interest and marketable securities income, currency fluctuation and other financial income (expenses), net, changes in fair value of embedded currency conversion derivatives, other income (expenses), net, and adding non-cash equity-based compensation charge, and depreciation and amortization. Management believes the non-GAAP financial measures (adjusted net income and adjusted EBITDA) provided are useful to investors’ understanding and assessment of RRsat’s on-going core operations and prospects for the future. Management uses these non-GAAP financial measures in order to evaluate the performance of the company. However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP. In addition, RRsat’s adjusted EBITDA may not be comparable to adjusted EBITDA as reported by other companies.

Reconciliations of the non-GAAP measures (adjusted net income and adjusted EBITDA) to net income, the most comparable GAAP measure, are provided in the schedules attached to this release.

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRsat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat’s comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provide these services to more than 425 television and radio channels, covering more than 150 countries. Visit the company’s website www.rrsat.com for more information.

Safe Harbor Statement
This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to report future successes, (iv) our ability to consummate our acquisitions in a timely manner, or at all, (v) our ability to successfully integrate the acquired assets, (vi) the growth of our business in the United States and elsewhere, (vii) our ability to build a strong local presence in the North American region, and (viii) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. For example, dividend declaration is not guaranteed and is subject to our board of directors’ sole discretion, which may elect not to pay dividends in the future because of limitations of Israel law or because our expected results of operations, financial condition, contractual restrictions, planned capital expenditures, financing needs or other factors cause our board of directors to conclude that a distribution of dividends will prevent us from satisfying our existing and foreseeable obligations as they become due.The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2007 and our Current Reports on Form 6-K.

RRsat Global Communications Network Ltd. and its Subsidiaries Consolidated Statements of Operations

In thousands, except share data

	Six months ended		Three months ended
	Jun-30 2008	Jun-30 2007	Jun-30 2008	Jun-30 2007

Revenues	$36,964	$27,935	$19,125	$14,660

Cost of revenues	25,292	17,918	12,919	9,448

Gross profit	11,672	10,017	6,206	5,212

Operating expenses

Sales and marketing	1,848	1,370	947	708

General and administrative	3,276	2,775	1,703	1,340

Total operating expenses	5,124	4,145	2,650	2,048

Operating income	6,548	5,872	3,556	3,164

Interest and marketable
securities income	803	1,403	426	834

Currency fluctuation and other
financing income (expenses), net	396	(141)	215	(149)

Changes in fair value of
embedded currency
conversion derivatives	(1,193)	16	(205)	(12)

Other income, net	12	4	12	4

Income before taxes on
income	6,566	7,154	4,004	3,841

Income taxes	(674)	(1,915)	(695)	(1,227)

Net income	$5,892	$5,239	$3,309	$2,614

RRsat Global Communications Network Ltd. and its Subsidiaries Consolidated Statements of Operations (cont’d)

In thousands, except share data

	Six months ended		Three months ended
	Jun-30 2008	Jun-30 2007	Jun-30 2008	Jun-30 2007

Income per ordinary share

Basic income per ordinary
share	$0.34	$0.30	$0.19	$0.15

Diluted income per
ordinary share	$0.34	$0.30	$0.19	$0.15

Weighted average number
of ordinary share used to
compute basic income per
ordinary share	17,286,762	17,242,300	17,286,762	17,242,300

Weighted average number
of Ordinary share used to
compute diluted income
per ordinary share	17,423,834	17,368,054	17,397,133	17,395,242

RRsat Global Communications Network Ltd. and its Subsidiaries Reconciliation of Adjusted Net Income and Adjusted EBITDA

In thousands, except share data

	Six months ended		Three months ended
	Jun-30 2008	Jun-30 2007	Jun-30 2008	Jun-30 2007

Reconciliation of Net Income to
Adjusted Net Income:
Net income - as reported	$5,892	$5,239	$3,309	$2,614
Non-cash equity-based compensation
charge	207	206	103	101
Changes in fair value of embedded
currency conversion derivatives	1,193	(16)	205	12
Change in deferred tax on embedded
derivatives	(322)	5	(55)	(3)

Adjusted net income	$6,970	$5,434	$3,562	$2,724

Adjusted net income per diluted
ordinary share	$0.40	$0.31	$0.20	$0.16

Reconciliation of Net Income to
Adjusted EBITDA:
Net income - as reported	$5,892	$5,239	$3,309	$2,614
Interest and marketable securities
income	(803)	(1,403)	(426)	(834)
Currency fluctuation and other
financial (income) expenses, net	(396)	141	(215)	149
Changes in fair value of embedded
currency conversion derivatives	1,193	(16)	205	12

Other income, net	(12)	(4)	(12)	(4)

Income tax expense	674	1,915	695	1,227
Non-cash equity-based compensation
charge	207	206	103	101

Depreciation and amortization	1,779	1,387	911	717

Adjusted EBITDA	$8,534	$7,465	$4,570	$3,982

RRsat Global Communications Network Ltd. and its Subsidiaries Consolidated Balance Sheets

In thousands

	Jun-30 2008	Dec-31 2007

Current assets
Cash and cash equivalents	$32,143	$28,409
Marketable securities	22,251	28,291
Accounts receivable:
Trade (net of provision for doubtful account of $ 2,251
and $ 1,882 as of June 30, 2008 and December 31,
2007, respectively)	8,722	10,421
Other	844	518
Fair value of embedded currency conversion derivatives	1,493	1,303
Related parties	16	14
Deferred taxes	1,222	711
Prepaid expenses	1,290	919

Total current assets	67,981	70,586

Deposits and long-term receivables	5,033	1,104

Marketable securities	1,643	6,722

Prepaid expenses	1,040	1,025

Assets held for employee severance payments	1,226	987

Fixed assets, at cost, less accumulated depreciation
and amortization	21,150	14,966

Total assets	$98,073	$95,390

RRsat Global Communications Network Ltd. and its Subsidiaries Consolidated Balance Sheets (Cont’d)

	Jun-30 2008	Dec-31 2007

Liabilities and shareholders' equity
Current liabilities

Account payable:
Trade	$6,205	$5,040
Other	1,199	1,559
Fair value of embedded currency conversion derivatives	2,999	1,616
Related parties	-	26
Deferred income	3,268	5,191

Total current liabilities	13,671	13,432

Long-term liabilities
Deferred income	6,552	5,169
Liability in respect of employee severance payments	1,421	1,011
Deferred taxes	747	619

Total long-term liabilities	8,720	6,799

Total liabilities	22,391	20,231

Shareholders' equity
Share capital:
Ordinary shares NIS 0.01 par value each (20,000,000
authorized as of June 30, 2008 and December 31, 2007,
17,286,762 shares issued and fully paid as of
June 30, 2008 and December 31, 2007)	40	40
Additional paid in capital	51,898	51,691
Retained earnings	23,789	23,429
Accumulated other comprehensive loss	(45)	(1)

Total shareholders' equity	75,682	75,159

Total liabilities and shareholders' equity	$98,073	$95,390

RRsat Global Communications Network Ltd. and its Subsidiaries Consolidated Statements of Cash Flows

In thousands

	Six months ended		Three months ended
	Jun-30 2008	Jun-30 2007	Jun-30 2008	Jun-30 2007

Cash flows from operating activities
Net income	$5,892	$5,239	$3,309	$2,614

Adjustments required to reconcile net income
to net cash provided by operating activities

Depreciation and amortization	1,779	1,387	911	717

Provision for losses in account receivable	369	345	214	104

Deferred taxes	(367)	87	(76)	130
Discount accretion and premium amortization of held- to-
maturity securities, net	(385)	(556)	(148)	(402)
Discount accretion and premium amortization of
available- for- sale securities, net	(120)	-	(78)	-

Changes in liability for employee severance payments, net	171	79	43	(29)

Capital gains on sale of fixed assets, net	(12)	(4)	(12)	(4)

Stock- based compensation expenses	207	206	103	101
Changes in fair value of embedded currency conversion
derivatives	1,193	(16)	205	12

Changes in assets and liabilities:

Decrease (increase) in account receivable - trade	1,330	401	(327)	(95)

Decrease (increase) in related parties, net	(28)	(278)	(6)	(200)

Decrease (increase) in account receivable - other	(326)	165	156	332

Decrease (increase) in prepaid expenses	(371)	(910)	858	(184)

Decrease (increase) in deposits and long-term receivables	(504)	332	(82)	162

Increase (decrease) in account payables	866	(139)	655	80

Increase (decrease) in deferred income	(540)	752	(347)	1,260

Net cash provided by operating activities	$9,154	$7,090	$5,378	$4,598

RRsat Global Communications Network Ltd. and its Subsidiaries Consolidated Statements of Cash Flows (cont’d)

In thousands

	Six months ended		Three months ended
	Jun-30 2008	Jun-30 2007	Jun-30 2008	Jun-30 2007

Cash flows from investing activities

Investment in fixed assets	$(8,024)	$(2,139)	$(6,070)	$(1,368)

Investment in other assets	(20)	(998)	(10)	(998)

Payment in respect of acquisition of activity	(3,425)	-	(3,425)	-

Investments in securities available- for- sale	(10,393)	-	(1,500)	-

Investments in securities held to maturity	-	(33,824)	-	(8,646)

Decrease (increase) in trading securities, net	1,497	(4,621)	1,214	(1,497)

Proceeds from securities available- for- sale	4,000	-	2,000	-

Proceeds from securities held to maturity	16,460	-	7,635	-

Proceeds from sale of fixed assets	17	8	17	8

Net cash provided by (used in) investing activities	$112	$(41,574)	$(139)	$(12,501)

Cash flows from financing activities

Increase in short term credit	$-	$70	$-	$70

Dividend paid	(5,532)	-	(5,532)	-

Net cash provided by (used in) financing activities	$(5,532)	$70	$(5,532)	$70

Increase (decrease) in cash and cash equivalents	3,734	(34,414)	(293)	(7,833)

Balance of cash and cash equivalents at beginning of
period	28,409	51,393	32,436	24,812

Balance of cash and cash equivalents at end of period	$32,143	$16,979	$32,143	$16,979

A. Non-cash transactions
Investment in fixed assets	$77	$511	$77	$511

B. Supplementary cash flow information
Income taxes paid	$1,442	$1,892	$535	$884